July 13, 2017

Pamela A. Long

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.
Amendment 1 to Draft Registration Statement
Submitted April 26, 2017
CIK No. 0001687277

Dear Ms. Long:

On behalf of ReTo Eco-Solutions, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated May 23, 2017, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment 2 to the captioned Draft Registration Statement, CIK No. 0001687277 (the “Amendment”). The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Risk Factors, page 33

1.	We note your response to comment 12 in our letter dated January 19, 2017 and your updated dilution calculation on page 41. Please revise your disclosure in your risk factors section to highlight that the purchasers of your common shares in the offering will incur an immediate dilution impact of 70.5% consistent with your disclosure on page 41 or advise.

The Company acknowledges the Staff’s comment and has revised the risk factor on page 33 as follows:

“The assumed initial public offering price of $5.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our common shares. If you purchase shares in this offering, you will incur immediate dilution of approximately 68.3% or approximately $3.42 in the pro forma net tangible book value per share from the price per share that you pay for the shares, based on the assumed initial public offering price of $5.00 per share and 2,800,000 shares to be offered in this offering. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution”.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

2.	We note your response to comment 14 in our letter dated January 19, 2017. Based on your stated policy, it would appear that your bad debt reserve as of December 31, 2016 would have been expected to be approximately $1,101,863. As such, please help us understand what some of the facts and circumstances that led you to conclude that the lower reserve of $741,187 was adequate as of December 31, 2016. In providing your response please also tell us whether you may have considered additional factors such as any extended payment terms or price concessions that led you to conclude that a deviation from the policy is warranted. If that is the case, please tell us whether you have a history of providing such payment terms and how you considered this in your conclusion that your price is considered fixed and determinable when considering the revenue recognition policy. Finally, please tell us and expand your disclosure to show how much of your outstanding receivables as of December 31, 2016 have been subsequently collected by aging category.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company determines the adequacy of the bad debt reserve generally based on its established bad debt reserve policy, but also considers other specific factors, including past credit history and subsequent collection information available as of the filing date. The Company did not provide extended payment terms or price concessions to those customers and the Company does not have a history of providing extended payment terms or price concessions.

The Company assessed that the bad debt reserve of $741,187 was adequate as of December 31, 2016 based on specific customers’ facts and circumstances, especially subsequent collection information. The Company expanded the disclosure to show the amount of the subsequent collection of the outstanding receivable as of December 31, 2016 on Page 47 in the Amendment as follows:

“The Company assessed that the bad debt reserve of $741,187 was adequate as of December 31, 2016 based on specific customers’ facts and circumstances, especially the subsequent collection information. As of May 31, 2017, the amount of the subsequent collection of the outstanding receivable as of December 31, 2016 is as follows:”

	December 31, 2016	Subsequent collection up-to May 30, 2017	% of collection
AR less than 3 months	$9,003,044	$3,576,161	40%
AR aged from 4 to 6 months	2,596,716	689,675	27%
AR aged from 7 to 9 months	2,212,867	1,407,779	64%
AR aged from 10 to 12 months	1,430,461	1,107,580	77%
AR over 1 year	705,128	262,215	37%
Bad debt reserved	(741,187)	-	-
AR net	$15,207,029	$7,043,410	44%

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3.	We note your response to comment 15 in our letter dated January 19, 2017. We continue to request that you expand your discussion related to the provision of income taxes to provide a more robust discussion around all material factors that impacted your tax rate for each of the periods presented. For example, based on your income tax rate reconciliation on page F-24, we note that foreign income not recognized in China negatively impacted your effective tax rate by 3% or $193,663 compared to 1.1% or $29,165 based on consolidated income before tax in fiscal years 2016 and 2015, with no discussion around the underlying reasons behind such increase. As such, please clearly explain what factors led to the increase in incremental foreign income not recognized in China and whether those rates relate to taxable income from your operations outside of China due to more unfavorable tax rates in those jurisdictions. Please also expand your disclosures to include a breakdown of your income before income tax expense to clearly outline the amount of income as either domestic or foreign. Please refer to Rule 4-08(h) of Regulation S-X and Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment and advises the Staff that loss before income tax expense from outside of China represents the losses incurred in ReTo Eco-Solutions, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China. The increase in the loss before income tax expense from operations outside of China was due to payments of more professional fees and consulting fees incurred for the year ended December 31, 2016 as a result of the ongoing initial public offering process. The Company has revised the disclosure in the Amendment as follows:

The following table reconciles the statutory rate to the Company’s effective tax rate:

	December 31, 2016	December 31, 2015
China statutory income tax rate	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(3.0)	(13.9)
Non-PRC entities not subject to PRC tax (3)	3.0	1.1
Research and Development (“R&D”) tax credit (1)	(0.5)	(1.5)
Non-deductible expenses-permanent difference (2)	1.1	0.3
Change in valuation allowance	4.6	0.2
Effective tax rate	30.2%	11.2%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from tax income.
(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.
(3)	Represents the tax losses incurred from operations outside of China.

The breakdown of the Company’s income before income tax expense is as follows:

	December 31, 2016	December 31, 2015
Income before income tax expense from China	7,252,723	2,764,578
Loss before income tax expense from outside of China	(797,287)	(113,203)
Total	6,455,436	2,651,375

Loss before income tax expense from outside of China represents the losses incurred in ReTo Eco-Solutions, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

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4.	We note your response to comment 15 in our letter dated January 19, 2017. Please help us reconcile the apparent differences between the tax savings from the more favorable rates of $254,402 and $344,604 for fiscal years 2016 and 2015 to your disclosure on page F-24 which states that the preferred tax rates for those years amounted to $196,303 and $369,478.

The Company acknowledges the Staff’s comment and its response to comment 15 in your letter dated January 19, 2017 should be revised to the following to be consistent with the disclosure on page F-24:

“For both 2016 and 2015, Beijing REIT was recognized as a High-Tech Enterprise by the Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue can be exempt from income tax. Nanjing Dingxuan primarily provides technological services to customers and based on the local regulation, its taxable income was assessed at 10% of its revenue. For fiscal year 2016, REIT Changjiang did not receive such exemption for the year ended December 31, 2016. The following table reconciles the impact of the favorable tax rate for the years ended December 31, 2016 and 2015.”

	For the year ended December 31, 2016
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$1,587,887	$4,433,782	$167,008	$6,188,677
Income tax at statutory rate of 25%	396,971	1,108,446	41,752	1,547,169
Income tax at favorable rates	238,183	1,108,446	4,237	1,350,866
Tax saving from favorable rates	158,788	-	37,515	196,303
Consolidated income before tax				6,455,436
Effect of favorable income tax rate				3.0%
Effective income tax rate				30.2%

	For the year ended December 31, 2015
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$179,435	$1,139,017	$1,059,296	$2,377,748
Income tax at statutory rate of 25%	44,859	284,754	264,824	594,437
Income tax at favorable rates	26,915	170,852	27,192	224,959
Tax saving from favorable rates	17,944	113,902	237,632	369,478
Consolidated income before tax				2,651,375
Effect of favorable income tax rate				13,9%
Effective income tax rate				11.2%

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Liquidity and Capital Resources, page 49

5.	We note your response to comment 18 in our January 19, 2017 letter. Please explain how a lender can impose future restrictions on your ability to pay dividends or make other payments to you.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a lender may impose future restrictions by requiring full repayment of the debt owed by us before we can pay dividends or make other payments. Therefore, these restrictions on the availability and usage of our major source of funding may materially and adversely affect our ability to pay dividends to our shareholders and to make other payments to us.

In addition, in response to this comment and comment 18 in the Staff’s January 19, 2017 letter, the Company has determined that two loans governing part of the current debts incurred by Beijing REIT and REIT Changjiang have restrictions on their abilities to pay dividends. Accordingly, the Company has added a disclosure to a risk factor in the Amendment regarding the same. In addition, the Company has added disclosures regarding these restrictions in the Dividend Policy and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in the Amendment.

Executive Compensation, page 82

6.	Update the disclosure to reflect expenses in 2016 for salaries, bonuses, and fees to your senior officers named in the prospectus.

The Company acknowledges the Staff’s comment and has updated the disclosure on Page 82 in the Amendment as follows:

“In 2016, we expensed an aggregate of approximately $85,005 for salaries, bonuses and fees to our senior officers named in this prospectus. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.”

Note 2 – Summary of Significant Accounting Policies, page F-11

Revenue Recognition

7.	We note your response to comment 32 in our letter dated January 19, 2017. Please also expand your disclosure to quantify the total amount of related to the security retention that is recorded in your accounts receivables balance for each of the periods presented.

The Company acknowledges the Staff’s comment and has expanded the disclosure in Note 2 in the Amendment as follows:

“The Company allows certain customers to retain approximately 5-20% of the agreed purchase or installation price as security retention for one year after the Company delivers products and provides services. The Company considers this one-year term as a warranty period for the Company’s products sold and services rendered. Revenue was recognized when the product is delivered and installation is completed and security retention was recorded in account receivable on our balance sheets. Historically, the Company has not experienced significant customer complaints on products sold or services provided. No customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as of December 31, 2016 and 2015 based on historical experience. As of December 31, 2016 and 2015, there were $787,518 and $338,541 related to the security retention included in the account receivable balance, respectively.”

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Advances to Suppliers, page F-18

8.	We note your response to comment 36 in our letter dated January 19, 2017. We further note that while your advances to suppliers balance as of December 31, 2016 increased significantly from December 31, 2015, the corresponding allowance for doubtful accounts as a percentage of total gross advances to suppliers grew from 4% to 22% for the same period. Please further tell us and expand your disclosures to discuss the underlying reasons for the sudden increase in your allowance for doubtful accounts as a percentage of gross advances to suppliers as of December 31, 2016 and whether there are any known material factors negatively impacting your ability to utilize such advances to suppliers. Please ensure your expanded disclosures outline the company’s policy and procedures in establishing an allowance for doubtful accounts on its advances to suppliers. Finally, please tell us how much of $2,424,559 of advances to suppliers as of December 31, 2016 was subsequently collected through the receipt of raw materials or construction materials through the latest date available.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the significant increase of $511,631 in the allowance for doubtful accounts related to advances to suppliers balance as of December 31, 2016 was mainly related to the non-performance of two suppliers (Supplier A and Supplier B), which resulted in the increase of $432,188 in the allowance for doubtful accounts. Supplier A and Supplier B were engaged in two separate projects of the Company and their delay in the delivery of products was due to their own financial condition. The remaining $79,443 increase in allowance for doubtful accounts was determined based on the management’s assessment of utilization status at the filing date. There are no known material factors negatively impacting our ability to utilize our advances to other suppliers. At each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based upon the specific facts and circumstances. As of May 31, 2017, $1,053,733 or approximately 43.5% out of total $2,424,559 advances to suppliers as of December 31, 2016 have been subsequently utilized through the receipt of raw materials or construction materials.

The Company has included this expanded disclosure in the Amendment.

Note 7 – Property, Plant and Equipment, Net, page F-20

9.	We note your response to comment 38 in our letter dated January 19, 2017. To better understand your accounting and the revision to the statement of cash flows for fiscal year 2015, please expand your response to clearly outline the changes that you made to the statement of cash flows by highlighting the specific line items that were revised to achieve the appropriate classification as of December 31, 2015. In providing your response, please also clarify why the revised total for depreciation and amortization expense of $1,257,220 in your cash flow statement for the year ended December 31, 2015 does not reconcile to the sum of $956,478 and $137,235 disclosed as depreciation and amortization expense in notes 8 and 9 to your financial statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the depreciation expense of property, plant and equipment for the year ended December 31, 2015 should be $1,119,985 instead of previously reported $956,478. Accordingly, total depreciation and amortization expense amounted to $1,257,220. The Company has revised the disclosure in Note 8 in the Amendment as follows:

“Depreciation expense was $1,185,476 and $1,119,985 for the years ended December 31, 2016 and 2015, respectively.”

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At the end of 2014, the Company transferred $3,666,466 of construction in progress (“CIP”) on the manufacturing plant and production line for REIT Changjiang to property, plant and equipment since the major construction of the property and building was complete and ready for use. The total amount was estimated based on the spending as of the transfer date and the estimated additional billing from vendors. However, when the Company negotiated the final settlement of the construction in 2015, the contractor waived the final payment of $2,697,946 due to the certain construction quality disputes. The Company adjusted the value of property and building to reflect the actual amount paid. This adjustment was improperly netted with the addition of CIP on the Statements of Cash Flows. Accordingly, we have revised the Statements of Cash Flows for the year ended December 31, 2015 in the Amendment as follows:

The change in cash flow for the year ended December 31, 2015 is outlined below:

	Original	Revised	Difference
CASH FLOW FROM OPERATION ACTIVITIES
Gain from disposal of property and equipment	$-	$(12,598)	$(12,598)
Depreciation and amortization	1,093,713	1,257,220	163,507
Accounts payable	(888,188)	1,809,758	2,697,946
Net Cash provided by operating activities	(990,528)	1,858,327	2,848,855

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from property and equipment disposal	157,167	17,655	(139,512)
Addition of property, equipment and construction in progress	-	(2,709,343)	(2,709,343)
Net Cash used in investing activities	$(2,314,533)	$(5,163,388)	$(2,848,855)

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.

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